UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: June 4, 2015

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

ITEM 1.01 Entry into a Material Definitive Agreement.

On June 4, 2015, Teekay Tankers Ltd. (“Teekay Tankers” or the “Company”) entered into an Equity Distribution Agreement (the “Agreement”) with Evercore Group L.L.C. Pursuant to the terms of the Agreement, the Company may sell from time to time through Evercore Group L.L.C., as the Company’s sales agent, shares of its Class A common stock having an aggregate offering price of up to $80 million (the “Shares”). Sales of the Shares, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions or as otherwise agreed by the Company and Evercore Group L.L.C. The Agreement provides that Evercore Group L.L.C., when it is acting as the Company’s agent, will be entitled to compensation of 2% of the gross sales price of the Shares sold through Evercore Group L.L.C. from time to time.

The Company intends to use the net proceeds from the sales of the Shares, after deducting the sales agent’s commission and offering expenses, for general Company purposes, which may include, among other things, repaying a portion of our outstanding indebtedness and funding working capital, capital expenditures or acquisitions.

Under the terms of the Agreement, the Company may also sell Shares from time to time to Evercore Group L.L.C. as principal for its own account at a price to be agreed upon at the time of sale. Any sale of Shares to Evercore Group L.L.C. as principal would be pursuant to the terms of a separate terms agreement between the Company and Evercore Group L.L.C.

The Shares will be issued pursuant to the Company’s Registration Statement on Form F-3 dated June 19, 2014 (Registration No. 333-196915). The Company filed a prospectus supplement, dated June 4, 2015, with the Securities and Exchange Commission in connection with the offer and sale of the Shares.

In connection with the securities offered under the Registration Statement on Form F-3 dated June 19, 2014, the Company may file on Form 6-K preliminary, unaudited financial results for each of the four quarters of its fiscal year in advance of its regular quarterly financial reports on Form 6-K, and its regular year-end financial report, filed on Form 20-F.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated by reference herein. Legal opinions relating to the Shares are filed herewith as Exhibits 5.1, 8.1 and 8.2.

ITEM 7.01 Regulation FD Disclosure

The Company issued a news release on June 4, 2015, attached hereto as Exhibit 99.1, announcing that it had entered into the Agreement. The information provided in this Item 7.01 is not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 and is not incorporated by reference into any Securities Act registration statements.

ITEM 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

1.1	Equity Distribution Agreement, dated June 4, 2015, between Teekay Tankers Ltd. and Evercore Group L.L.C.

5.1	Opinion of Watson, Farley & Williams LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson, Farley & Williams LLP, relating to tax matters

23.1	Consent of Watson, Farley & Williams LLP (contained in Exhibit 5.1 and Exhibit 8.2 hereto)

23.2	Consent of Perkins Coie LLP (contained in Exhibit 8.1 hereto)

99.1	News release of Teekay Tankers Ltd. announcing entry into the Equity Distribution Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: June 4, 2015	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Equity Distribution Agreement, dated June 4, 2015, between Teekay Tankers Ltd. and Evercore Group L.L.C.

5.1	Opinion of Watson, Farley & Williams LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson, Farley & Williams LLP, relating to tax matters

23.1	Consent of Watson, Farley & Williams LLP (contained in Exhibit 5.1 and Exhibit 8.2 hereto)

23.2	Consent of Perkins Coie LLP (contained in Exhibit 8.1 hereto)

99.1	News release of Teekay Tankers Ltd. announcing entry into the Equity Distribution Agreement